Exhibit 99.8

CONSENT OF Jesse Aarsen, P.Eng.

In connection with the material change report of Orla Mining Ltd. (the “Company”) dated August 9, 2021 and filed on Form 6-K with the Securities and Exchange Commission (the “SEC”) on (the “Material Change Report”), I, Jesse Aarsen, P.Eng., consent to (i) the use of and references to my name in connection with the Material Change Report, as an expert or “qualified person,” who has reviewed and approved the disclosure of the scientific and technical information contained in the Material Change Report (the “Technical Information”), (ii)  the use and inclusion of the Technical Information in the written disclosure contained in the Material Change Report, and (iii) the incorporation by reference of the Material Change Report into the Registration Statement on Form F-10 (Registration No. 333-252957) , filed by the Company with the SEC.

Date: August 9, 2021

/s/ Jesse Aarsen
Name: Jesse Aarsen, P.Eng.
Moose Mountain Technical Services